

September 7, 2011

VIA E-Mail
Mr. M. Kirk Scott
Chief Financial Officer
Dividend Capital Total Realty Trust, Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

> **Re:**   **Dividend Capital Total Realty Trust, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 25, 2011**
> **File No. 000-52596**

Dear Mr. M. Kirk Scott:

We have reviewed your response letter dated September 2, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
.
Market Information, page 41

1.   We note your response to comment 2. We continue to review your response and may have further comment.

Item 7. Management's Discussion and Analysis of Financial Condition, page 49

2.   We note your response to comment 4. Please advise us how your percent leased figure is impacted by leases which are in default.

<u>Consolidated Statements of Operations, page F-4</u>

3.   We have considered your response to comment 7. We believe the presentation of provision for losses on debt related investments and impairment of real estate property as a part of operating income would be more appropriate. Please revise in future filings

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551- 3758 or Michael McTiernan at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief